UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

REEDS JEWELERS, INC.

(Name of Subject Company (Issuer))

Alan M. Zimmer

Herbert J. Zimmer

Jeffrey L. Zimmer

Arlene Z. Schreiber

Rose W. Zimmer

Bradley Trent Zimmer

Landon Garrett Zimmer

Andrew Michael Schreiber

Mark Harrison Schreiber

(Names of Filing Persons (Offeror))

Common Stock, par value $.01 per share

(Title of Class of Securities)

758341101

(CUSIP Number of Class of Securities)

Alan M. Zimmer

2525 South Seventeenth Street

Wilmington, NC 28401

(910) 350-3100

Copies to:

David E. Johnston, Esq.

Poyner & Spruill LLP

301 South College Street, Suite 2300

Charlotte, NC 28202

(704) 342-5250

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* not applicable	Amount of Filing Fee* not applicable

* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party: Not applicable

Form or Registration No.:	Not applicable	Date Filed: Not applicable

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☒    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is filed by the Filing Persons above. Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by the Filing Persons above.

Neither the Filing Persons nor their affiliate to be formed have commenced the tender offer that is referred to in this communication. Upon commencement of such tender offer, the Filing Persons or their affiliate will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including an Offer to Purchase, the Letter of Transmittal and other related documents. Shareholders of Reeds Jewelers, Inc. are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the tender offer and merger. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission’s website at

http://www.sec.gov and will be delivered without charge to all shareholders of Reeds Jewelers, Inc.

Item	12. Exhibits

Exhibit No.	Description
99.1	Press release issued by the Zimmer Family on December 1, 2003

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by the Zimmer family on December 1, 2003